Exhibit 12.1

lululemon athletica inc.
Computation of Earnings to Fixed Charges

	Thirteen Weeks Ended May 1, 2016	Fiscal Year Ended January 31, 2016	Fiscal Year Ended February 1, 2015	Fiscal Year Ended February 2, 2014	Fiscal Year Ended February 3, 2013	Fiscal Year Ended January 29, 2012
	(In thousands, except for ratios)
Earnings
Income before income tax expense	$57,103	$368,495	$383,135	$397,127	$381,396	$289,458
Add back: Interest expense(1)	1,241	3,626	5	10	6	463
Add back: Interest component of operating lease expense(2)	9,301	32,910	25,949	21,003	18,044	14,594
Pre-tax income plus fixed charges	$67,645	$405,031	$409,089	$418,140	$399,446	$304,515

Fixed Charges
Interest expense(1)	$1,241	$3,626	$5	$10	$6	$463
Interest component of operating lease expense(2)	9,301	32,910	25,949	21,003	18,044	14,594
Total fixed charges	$10,542	$36,536	$25,954	$21,013	$18,050	$15,057

Ratio of earnings to fixed charges	6.4	11.1	15.8	19.9	22.1	20.2
_________
(1) In the thirteen weeks ended May 1, 2016 and the fiscal year ended January 31, 2016, net interest expense included $1.2 million and $3.5 million, respectively, related to certain tax adjustments. These tax adjustments are described in more detail in Note 7 to the company’s financial statements contained in its quarterly report on Form 10-Q for the quarter ended May 1, 2016 and Note 15 to the company’s audited consolidated financial statements contained in its annual report on Form 10-K for the fiscal year ended January 31, 2016.
(2) Fixed charges include the portion of rental expense that is considered to be representative of the interest expense component.